SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A. – ("GLAI") (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its 3Q17 earnings release schedule.

3Q17 Earnings release
November 8, 2017 (before trading hours).
The release will be available on our website www.voegol.com.br/ir.

Quiet period
In accordance with fair disclosure and corporate governance best practices, GOL will begin its quiet period on October 24, and will end immediately after the earnings call on November 8.

Conference Calls: English	Portuguese
November 8, 2017	November 8, 2017
11:30 a.m. (US EST)	01:00 p.m. (US EST)
02:30 p.m. (Brasília time)	04:00 p.m. (Brasília time)
Phone: +1 (412) 317-5453	Phone: +55 (11) 3193-1001
+55 (11) 2820-4001
Code: GOL	Code: GOL
Replay phone: +1 (412) 317-0088	Replay phone: +55 (11) 3193-1012
Replay code: 10099790	Replay code: 9497748#
Webcast: click here	Webcast: click here

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and webcast: A slide presentation will be available for viewing and downloading in our website www.voegol.com.br/ir and MZiQ platform (www.mziq.com). The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

 Replay: A conference call replay facility will be available for 7 days.

CONTACT

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.